UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

In the Matter of ENTERGY CORPORATION File No. 70-10202 (Public Utility Holding Company Act of 1935)	AMENDMENT TO CERTIFICATE PURSUANT TO RULE 24

Entergy Corporation, a registered holding company ("Entergy") hereby submits the following Amendment to the Certification of Notification pursuant to Rule 24 and the Security and Exchange Commission's Order dated June 30, 2004 in File No. 70-10202 (HCAR No. 27864) (the "Order") that was filed by Entergy with respect to the quarterly period ended December 31, 2004 (the "Original Rule 24 Certificate"). Item No. 5 of the Original Rule 24 Certificate is hereby amended to read as follows:

(5) The amount and terms of any Long-term Debt or Short-term Debt issued by Entergy during the quarter which shall also separately show the amount of such Long-term Debt and Short-term Debt issued during the Authorization Period.

Short-term Debt issued during the fourth quarter of 2004:

On December 14, 2004, Entergy entered into a $500 million 5 year bank credit facility (the "Credit Agreement") by and among Entergy as borrower, Citibank, N.A., as Bank and administrative agent, and the following banks: ABN AMRO Bank N.V., Barclays Bank PLC, Bayerische Hypo-Und Vereinsbank AG, New York Branch, BNP Paribas, Calyon New York Branch, Credit Suisse First Boston, Cayman Islands Branch, Deutsche Bank AG New York Branch, JPMorgan Chase Bank, KBC Bank N.V., KeyBank National Association, Lehman Brothers Bank, FSB, Mellon Bank, N.A., Mizuho Corporate Bank, Ltd., Morgan Stanley Bank, Regions Bank, Societe Generale, The Bank of New York, The Bank of Nova Scotia, The Royal Bank of Scotland plc, Union Bank of California, N.A., Wachovia Bank, NA, West LB AG, New York Branch, and certain banks who will become parties from time to time by issuance of letters of credit. Each borrowing pursuant to the Credit Agreement (other than a Eurodollar Rate Advance) bears interest at the Base Rate in effect from time to time, plus the Applicable Margin for such Base Rate Advance in effect from time to time (as such terms are defined in the Credit Agreement). All borrowings are required to be repaid no later than 364 days after the applicable date of borrowing. At December 31, 2004, there were no borrowings outstanding under the Credit Agreement. The Credit Agreement is incorporated by reference as Exhibit 99 to Entergy's Current Report on Form 8-K dated December 14, 2004 (filed December 20, 2004) in 1-11299.

Long-term Debt issued during the fourth quarter of 2004: None.

No other amounts of Long-term Debt or Short-term Debt have been issued during the Authorization Period.

IN WITNESS WHEREOF, the Company has caused this Amendment to Certificate to be executed this 12th day of April, 2005.

ENTERGY CORPORATION

By:	/s/ Nathan E. Langston
Nathan E. Langston Senior Vice President and Chief Accounting Officer